December 11, 2023

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Juan Grana Katherine Bagley

Re:	Motus GI Holdings Inc. Amendment No. 1 to Registration Statement on Form S-1 (the “Registration Statement”) Filed on November 30, 2023 File No. 333-275121

Dear Mr. Grana:

This letter is submitted on behalf of Motus GI Holdings, Inc. (the “Company”) in response to the comment letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), dated December 6, 2023 (the “Comment Letter”) and the phone conversation that representatives of the Company and our counsel had with members of the Staff on December 7, 2023 (the “Phone Conversation”), each regarding the Registration Statement.

For the Staff’s convenience, we have repeated below the Staff’s comments in italics, and have followed each comment with the Company’s response. Disclosure changes made in response to the Staff’s comments will be made in Amendment No. 2 to the Registration Statement (the “Amended Registration Statement”), which will be filed following the submission of this letter. Capitalized terms used herein have the respective meanings ascribed thereto in the Registration Statement.

Amendment No. 1 to Registration Statement on Form S-1 filed November 30, 2023

General

1. SEC Comment: We note the following disclosures about your offering:

●	“Because there is no escrow account and there is no minimum offering amount (subject to a minimum of $5.0 million), investors could be in a position where they have invested in our company, but we are unable to fulfill our objectives due to a lack of interest in this offering.”
●	“We do not intend to price this offering for less than $5.0 million in gross proceeds.”
●	“All of the shares will be sold at the offering price specified in this prospectus and, we expect, at a single closing.”
●	“[W]e will only consummate an offering of $5 million or more in gross proceeds.”

Based on the disclosures above, it appears that you are conducting a best efforts offering with a minimum of $5.0 million in gross proceeds. Given your disclosure that you will consummate the offering only if you receive $5.0 million or more in gross proceeds and that there is no escrow account, please clarify how investors’ funds will be held prior to your closing. Please also revise your disclosure to state that your offering has a minimum of $5.0 million in gross proceeds, or clarify how your offering can have “no minimum offering amount . . . subject to a minimum of $5.0 million.”

Company Response: The Company respectfully acknowledges the Staff’s comment, and has clarified the discussion of the subject covered by the Staff’s comment in the Amended Registration Statement on the prospectus cover page and on pages 9 and 19.

2. In the Phone Conversation, the Staff requested an analysis of the applicability of Section 3(a)(9) of the Securities Act of 1933, as amended (the “Securities Act”) to the exchange/conversion (we use the terms “exchange” and “conversion” interchangeably in this letter and in the Registration Statement because the Amendment (as defined below) itself uses the term “exchange” whereas we believe in some contexts in the Registration Statement it would be more clear to a typical investor reading the disclosure to use the term “convert,” since it is arguably more common that readers encounter convertible debt (which is the form of this debt) being “converted” than “exchanged” into capital stock) of $4.0 million of principal amount under the loan facility agreement dated July 16, 2021 (the “2021 Loan Agreement”), as amended by the First Amendment to the 2021 Loan Agreement dated November 28, 2023 (the “Amendment”) into shares of common stock and warrants, as described in the Registration Statement. We note that the disclosure of the Amendment originally mentioned a “surrender” of securities on page 4 of the prospectus, however in light of the Staff’s request for this to be clarified in the Phone Conversation, we have changed the description of the Amendment in the Amended Registration Statement to refer simply to a “conversion” of the debt into the applicable shares and warrants.

The exemption from the registration and other requirements of the Securities Act provided by Section 3(a)(9) applies to “any security exchanged by the issuer with its existing security holders exclusively where no commission or other remuneration is paid or given directly or indirectly for soliciting such exchange.”

Pursuant to the 2021 Loan Agreement, the lender acquired the debt securities of the Company consisting of several tranches of loans, including a portion of which was convertible, which were fully funded as of December 31, 2021. Under the Amendment, the Company and the lender agreed that immediately following the closing of an equity financing (a “First Amendment Capital Raise”) registered under the Securities Act (to be consummated no later than December 29, 2023) with gross proceeds of at least $5.0 million, $4.0 million in principal amount of “Tranche A” (referred to as the “Convertible Note” in the Registration Statement) would be automatically exchanged (the “Convertible Note Exchange”) for shares of common stock (or pre-funded warrants in lieu thereof if needed for beneficial ownership limitations and the rules of the Nasdaq Stock Market related to shareholder approval) and warrants (on the same proportion that investors in the First Amendment Capital Raise receive warrant coverage on shares of common stock (or pre-funded warrants in lieu thereof)) at an amount equal to $4.0 million divided by the offering price per share (and any accompanying warrants) used in the First Amendment Capital Raise. The Convertible Note is convertible (and has been convertible since its issuance) at any time into shares of common stock at a conversion price of $420.00 per share. No additional consideration was paid by the lender for the Amendment or will be paid upon the Convertible Note Exchange.

In sum, the Company believes that Section 3(a)(9) applies to the Convertible Note Exchange because the lender will be exchanging the principal amount represented in the Convertible Note, which the lender purchased from the Company and paid for in full in 2021, and will receive shares and warrants of the Company at the rate specified in the Amendment, with no additional consideration being paid to the Company.

We believe that this letter fully responds to your questions and/or comments. However, if you have any further questions or comments regarding the foregoing, please feel free to contact outside counsel to the Company, Steven M. Skolnick, Esq. of Lowenstein Sandler, LLP, at (973) 597-2476.

Very truly yours,

/s/ Mark Pomeranz
Mark Pomeranz
Chief Executive Officer
Motus GI Holdings, Inc.

cc:	Steven M. Skolnick, Esq.
Alexander E. Dinur, Esq.